ACM Income Fund, Inc.

811-05207

Exhibit 77C

77C – Matters submitted to a vote of security holders

The Annual Meeting of Stockholders of ACM Income Fund, Inc. (“the Fund”) was held on March 29, 2006.  A description of each proposal and number of shares voted at the meeting are as follows:

Voted For	Authority Withheld

To elect three Directors of the Fund’s common stockholders for a term of two or three years and until his or her successor is duly elected and qualifies.

Class Two (term expires 2008)

D. James Guzy

Class Three (terms expire 2009)

Marc O. Mayer

Marshall C. Turner, Jr.

206,183,547 206,243,917 206,278,193	2,658,884 2,598,515 2,564,239

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